VEON confirms revised timing for effectiveness of ratio change under its American Depositary Receipt (“ADR”) program Amsterdam, Netherlands, 7 March 2023 16:30 CET: VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON) (“VEON” or the “Company”), a global digital operator that provides converged connectivity and online services, today provides an update on the timing of the ratio change under the Company’s ADR program, previously announced on 6 February 2023 and originally planned to become effective on 6 March 2023 (the “Ratio Change”). As announced on 6 March 2023, the Company was informed late afternoon on Friday, 3 March 2023 by BNY Mellon that the ratio change effectiveness had been postponed as The Depository Trust & Clearing Corporation (“DTCC”) was not prepared to make the new CUSIP reflecting the new ratio available on Monday, 6 March 2023 as scheduled. DTCC has now confirmed the availability of the new CUSIP, and the effective date of the Ratio Change (the “Effective Date”) is now confirmed as 8 March 2023. As previously announced with respect to the Ratio Change, as of the Effective Date, record holders who directly hold ADRs will be required to exchange their existing ADRs for new ADRs on the basis of one (1) new ADR for every twenty-five (25) existing ADRs surrendered. The Depositary will contact ADR holders and arrange for the exchange of their existing ADRs for new ADRs. American Depositary Share (“ADS”) beneficial holders who hold through an ADR holder intermediary need not take any action in connection with the Ratio Change. For ADS holders, the Ratio Change will have the same effect as a one for twenty five reverse ADS split. No new VEON common shares will be issued in connection with the Ratio Change and the ADSs will continue to be traded on The Nasdaq Capital Market under the symbol “VEON.” As a result of the Ratio Change, the trading price of the Company’s ADSs is expected to automatically increase proportionally, but the Company can give no assurance that the ADS trading price following the Ratio Change will be at least equal to the ADS trading price before the Ratio Change multiplied by the new 25:1 ratio. As VEON announced previously on 5 October 2022, the Listing Qualifications Department of The Nasdaq Market granted VEON an additional grace period through 3 April 2023 to regain compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2) (the “Minimum Bid Price”). While the Ratio Change is intended to bring the bid price of the Company’s ADSs into compliance with the Minimum Bid Price, the Company can give no assurance that the Ratio Change will be effective in achieving this goal.

The Company’s original announcement with respect to the ratio change can be found on the Company’s website at this address: https://www.veon.com/media/media-releases/2023/veon-announces-ratio- change-under-its-american-depositary-receipt-adr-program/ About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Important Notice Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the ADR ratio change. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws and except as set forth above, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Contact Information VEON Group Director Investor Relations Nik Kershaw ir@veon.com